Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom Announces Strategic New SD-WAN Award:
Leading Cloud Networking Solutions Provider To Use
Silicom’s vCPE Appliance for its Edge Solutions

- Orders Expected to Ramp Up to Over $4M/Yr With
Long-Term Potential of Over $10M/Yr -

KFAR SAVA, Israel — November 20, 2017, - Silicom Ltd. (NASDAQ: SILC) today announced that a leading provider of Cloud-based networking solutions has selected Silicom’s vCPE edge devices as its hardware platform for a customized Cloud-based SD-WAN networking solution.

According to the customer, once development and testing phases have been completed, its volumes will ramp to more than $4 million per year, and after several years of deployment, they are likely to increase further to more than $10 million per year.

“We are excited that this SD-WAN and Cloud-based SDN leader has chosen our innovative edge device as the basis for its most advanced offering yet, demonstrating clearly the superiority of our concept for the SD-WAN market,” commented Shaike Orbach, Silicom’s President & CEO. “In designing our vCPE platforms, our goal was to create a ‘virtualization-ready’ device with maximum flexibility in an x86-based environment, making it ideal for branch offices requiring a variety of applications, including, of course, SD-WAN. Our selection by this central player confirms that our concept was correct - and that our execution has been flawless.”

Mr. Orbach continued, “Our vCPE’s unique features have already begun opening the door to additional exciting opportunities, including with telcos and service providers for whom we could become key White-label solution providers. We are currently engaged in several discussions on this level and working to turn them into major awards. With the right product at the right time, we believe we are positioned ideally to benefit from the accelerating momentum of the SD-WAN market.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based market, the speed and extent to which cloud-based and cloud-focused solutions are adopted by the market, likelihood that it will rely increasingly on customers which provide cloud-based and cloud-focused solutions in this evolving market, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com